November 17, 2017

VIA HAND DELIVERY AND EDGAR SUBMISSION

Jay Ingram

Ameen Hamady, Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549-3561

Re:                 Viskase Companies, Inc.

Amendment No. 1 to Offering Statement on Form 1-A

Filed November 3, 2017

File No. 024-10744

Dear Mr. Ingram:

This letter sets forth the responses of Viskase Companies, Inc. (the “Company”) to the comments contained in your letter, dated November 14, 2017, relating to the Company’s Amendment No. 1 to Offering Statement on Form 1-A, filed with the Securities and Exchange Commission (the “Commission”) on November 3, 2017, and the offering circular (as amended or supplemented, the “Offering Circular”) of the Company attached as an exhibit thereto. The comments of the Staff of the Commission (the “Staff”) are set forth in bold/italicized text below, and the Company’s responses are set forth in plain text immediately beneath each such comment.

The Company has also today transmitted for filing Amendment No. 2 to the Offering Statement (the “Amendment”), which amends certain information contained in the Offering Statement and Offering Circular.  Where, through the Amendment, the Company has revised the Offering Circular in response to the Staff’s comments, we have noted the applicable page number in our response.

Liquidity and Capital Resources, page 49

1.              We note your response to comment 3 in our letter dated October 18, 2017.  Please tell us and further expand your disclosures to clarify what is meant by your statement that “Our inventory needs and trade receivable needs have increased in recent years due to the needs of emerging markets in our foreign operations.”  In providing your response, please elaborate on whether there may be certain customary practices or trends in such markets that may be impacting your accounts receivable and inventory balances thereby impacting your operating cash flows.  For example, to the extent such markets may have necessitated the need for longer collection times on your accounts receivable, please indicate as such and the reasons behind such practice and clarify what your typical credit terms are.  For your inventory, to the extent that there may have been an underlying factor that caused an inventory build-up, your disclosures should highlight such reasons.

Response: In response to the Staff’s comment, we have expanded the disclosure regarding emerging market-related inventory needs and trade receivable needs to read as follows.

Our inventory needs and trade receivable needs have increased in recent years due to the needs of emerging markets in our foreign operations.  For certain of our non-U.S. customers, we have historically shipped finished products from our U.S. facilities.  We have implemented changes as a result of which we transport semi-finished products to one of our non-U.S. facilities, where the products are finished and then shipped to customers.  As a result of this change, the semi-finished product inventory remains inventory for a longer period of time while it is being shipped from the U.S. to our non-U.S. facilities, with a corresponding increase to our inventories.  With respect to trade receivables, customary payment terms of approximately 90 days are longer in markets served from our facilities in Brazil and the Philippines than they are in other markets.  As our business served from these facilities has increased, particularly in markets served from our Brazilian facility, we have experienced an increase in our trade receivables.

See page 49 of the Offering Circular

Part III Exhibits

Index to Exhibits

2.              We note that the Fourth section of your Amended and Restated Certificate of Incorporation filed as Exhibit 2.1 states that the total number of shares of common stock that you have the authority to issue is 50,000,000 shares but disclosure on page 34 indicates that your authorized capital consists of 100,000,000 shares of common stock.  Please reconcile.

Response:  On October 17, 2017, the Company amended its Amended and Restated Certificate of Incorporation to increase the number of authorized shares of common stock from 50,000,000 to 100,000,000.  The Certificate of Amendment has been filed as Exhibit 2.1.1 to the Amendment.

We thank the Staff for its courtesies.  If you have any questions regarding this letter, please do not hesitate to call Thomas A. Monson, Esq. at (312) 840-8611.

Sincerely,

/s/ Thomas D. Davis
Thomas D. Davis
Chairman of the Board, President and Chief Executive Officer
Viskase Companies, Inc.

cc:                                Michael D. Schenker

Thomas A. Monson